Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Surge Technologies Corp. has the following wholly owned subsidiaries:

Surge Acquisition Corp., a company incorporated pursuant to the laws of the State of Nevada.

Surge Technologies Inc., a company incorporated pursuant to the laws of the Province of Alberta, which is wholly owned Surge Acquisition Corp.